Exhibit 99.1
For Immediate Release
April 20, 2007
SAP Announces Preliminary 2007 First Quarter Results
     WALLDORF — April 20, 2007 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2007.
HIGHLIGHTS — First Quarter 2007
Revenues
•	Software and software related service revenues for the 2007 first quarter were €1.52 billion (2006: €1.39 billion), which is an increase of 9% (15% at constant currencies1) compared to the same period in 2006.

•	Software revenues for the first quarter of 2007 were €563 million[2] (2006: €514 million), representing an increase of 10% (16% at constant currencies1) compared to the first quarter of 2006.

•	Total revenues were €2.2 billion for the first quarter of 2007 (2006: €2.0 billion), which represented an increase of 6% (11% at constant currencies1) compared to the first quarter of 2006.
Income
•	Operating income for the first quarter of 2007 was €433 million (2006: €409 million), which was an increase of 6% compared to the first quarter of 2006.

•	The operating margin for the first quarter of 2007 was 20.0%, which was flat compared to the first quarter of 2006.

•	Net income for the 2007 first quarter was €310 million (2006: €282 million), or €0.26 per share (2006: €0.23 per share), representing an increase of 10% compared to the first quarter of 2006.

SAP Announces Preliminary 2007 First Quarter Results	Page 2
Core Enterprise Applications Vendor Share3
          SAP continued to gain share for the first quarter of 2007. Based on software and software related service revenues on a rolling four quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors3, which account for approximately $34.8 billion in software and software related service revenues as defined by the Company based on industry analyst research, increased to 25.1% for the four quarter period ended March 31, 2007 compared to 24.5% for the four quarter period ended December 31, 2006. Compared to the four quarter period ended March 31, 2006, the year-over-year share gain was 2.4 percentage points.
          “We are pleased with our first quarter results. On a constant currency basis, we achieved a strong increase in software and software related service revenues and reported double digit growth rates in each region,” said Henning Kagermann, CEO of SAP.
          Mr. Kagermann continued, “As we enter the SAPPHIRE season, we look forward to building on the success we have already achieved in our established business for both the large enterprise and small businesses and midsized companies. The traction we have seen in our flagship solution SAP ERP has been tremendous and the adoption of our Enterprise Services Oriented Architecture continues to grow as measured by the strong acceptance of the Business Process Platform (BPP).
          “To gauge the wide acceptance of the BPP you only need to look at the robust pace of SAP ERP and SAP NetWeaver sales. At the end of the first quarter, we had over 8,500 customers on SAP ERP, which is an increase of 122% compared to the same time last year and SAP NetWeaver sales were €156 million in the first quarter, which represented a gain of over 40% compared to the first quarter of 2006. Additionally, we are right on schedule with our roadmap to deliver the entire SAP Business Suite on the BPP by the end of this year and we expect to continue to bring additional enterprise services to market throughout the year on top of the 1,000 already delivered.”

SAP Announces Preliminary 2007 First Quarter Results	Page 3
Cash Flow
•	Operating cash flow for the first quarter was €848 million (2006: €858 million). Free cash flow[1] for first quarter of 2007 was €769 million (2006: €795 million), which was 36% of total revenues (2006: 39%). At March 31, 2007, the Company had €3.8 billion in cash and cash equivalents and short-term investments (March 31, 2006: €4.2 billion). The year-over-year decrease is primarily the result of increased share buy-backs in 2006.
Share Buy-Back
•	In the first quarter of 2007, the Company bought back 9.6 million shares at an average price of €35.16 (total amount: €339 million). This compares to 10.1 million shares (total amount: €423 million) bought back in the first quarter of 2006. Of the total shares purchased in the first quarter of 2007, approximately 0.6 million shares were used to serve exercises under SAP’s share based compensation programs. The number of shares bought back in the first quarter of 2007 represented 0.76% of the total shares outstanding. As of March 31, 2007, the Company held Treasury stock in the amount of 58.3 million shares (approximately 4.6% of total shares outstanding) at an average price of €35.33. SAP’s current share buy-back program allows the Company to purchase up to 120 million shares. All prior year share related numbers above have been adjusted to account for the capital share increase that took effect in December 2006 that effectively increased the number of shares outstanding four-fold. Given SAP’s strong free cash flow[1] generation, the Company plans to further evaluate opportunities to buy back shares in the future.
BUSINESS OUTLOOK
     The Company continues to provide the following outlook for the full-year 2007 as described in its January 24, 2007 fourth quarter results press release.
•	The Company expects full-year 2007 software and software related service revenues to increase in a range of 12% — 14% at constant currencies[1] compared to 2006 growth of 12% at constant currencies[1].

•	In order to address additional growth opportunities in new, untapped segments in the midmarket, the Company will invest an additional €300 million — €400

SAP Announces Preliminary 2007 First Quarter Results	Page 4
million over eight quarters to build up a new business.
Depending on the exact timing of these accelerated investments, this is equivalent to the Company reinvesting approximately one to two percentage points of margin in 2007 into additional future growth opportunities.

Therefore, the Company expects the full-year 2007 operating margin to be in the range of 26.0% to 27.0% compared to the 2006 operating margin of 27.3%.
•	The Company is projecting an effective tax rate of 32.5% — 33.0% for 2007.

SAP Announces Preliminary 2007 First Quarter Results	Page 5
Regional Performance
First Quarter 2007 Software and Software Related Service Revenues by Region (in € millions, unaudited)
SAP Group

	Software & SW	Software & SW
	Related Service	Related Service			Constant
	Revenues	Revenues			Currency
	Q1 2007	Q1 2006	Change	% Change	%Change

Total	1,519	1,388	+131	+9%	+15%
EMEA	752	688	+64	+9%	+10%
Asia-Pacific Japan	197	190	+7	+4%	+10%
Americas	570	510	+60	+12%	+22%
First Quarter 2007 Software Revenues by Region (in € millions, unaudited)
SAP Group

	Software	Software			Constant
	Revenues	Revenues			Currency
	Q1 2007	Q1 2006	Change	% Change	%Change

Total	563	514	+49	+10%	+16%
EMEA	237	220	+17	+8%	+9%
Asia-Pacific Japan	77	70	+7	+10%	+16%
Americas	249	224	+25	+11%	+22%
First Quarter 2007 Total Revenues by Region (in € millions, unaudited)
SAP Group

					Constant
	Revenues	Revenues			Currency
	Q1 2007	Q1 2006	Change	% Change	%Change

Total	2,166	2,041	+125	+6%	+11%
EMEA	1,081	1,006	+75	+7%	+8%
Asia-Pacific Japan	267	256	+11	+4%	+11%
Americas	818	779	+39	+5%	+15%

SAP Announces Preliminary 2007 First Quarter Results	Page 6
KEY EVENTS — First Quarter 2007
•	In the first quarter of 2007, SAP announced major contracts: Adobe Systems, Inc., Diblo Corporativo, S.A. de C.V., INFRA S.A., Lojas Quero Quero S.A., Northwest Natural Gas, Public Service Enterprise Group, Inc.in the Americas; Bobst SA, Coop Norge AS, Deutsche Lufthansa AG, Grundfos Management A/S, Service Birmingham Ltd., Swiss Re, Wärtsilä Oyj Abp., in EMEA and Alaska Milk Corporation, Fittec Electronics Co., Ltd. GMR Group, KOBE STEEL, Ltd., Marubeni-Itochu Steel, Inc., The Hong Kong and China Gas, Welspun India Limited in Asia-Pacific Japan region.

•	At the CeBIT 2007 trade fair in Hanover, Germany, SAP made several announcements underling its continuing commitment to empowering midmarket customers with new ways to leverage software for business growth and success. SAP announced more than 80 new additions to its portfolio of qualified SAP All-in-One industry solutions offered by SAP partners. SAP also announced enhancement packages for SAP Business One, a new series of downloadable packages as part of SAP standard support that offer customers faster and more frequent access to new functionality, best practice tools and maintenance updates. The downloadable update model dramatically shortens to a matter of months the software industry’s typical multiyear cycle for introducing new functionality.

•	At CeBIT, SAP unveiled the next wave of business innovation with radio frequency identification (RFID) and other auto-identification technologies, enabling companies across many industries to apply the technology in unprecedented ways to solve pressing business challenges. Product tracking and authentication (PTA) marks the first in this new generation of business processes that tap into the new SAP object event repository.

•	Further empowering customers to make governance, risk and compliance (GRC) management an integral part of their business and IT strategies, SAP announced new GRC products and initiatives at the CeBIT trade fair. New software in the portfolio of SAP® solutions for GRC will help companies comply with newly mandated electronic customs procedures in Europe, and a joint solution with partner TechniData AG addresses customer needs to comply with the newly enacted legislation impacting the chemicals sector. Building on growing partner support for SAP solutions for GRC, SAP announced its plans to create an executive advisory council to increase GRC collaboration with partners and customers.

•	SAP announced the acquisition of Pilot Software, a privately-held company specializing in strategy management software on February 20, 2007. With this “tuck-in” acquisition, SAP added a critical piece to its portfolio of analytic applications and furthering its commitment to provide C-level executives with the tools necessary for effective performance management by fostering alignment across their organizations.

•	On January 31, 2007, SAP announced executive appointments in its newly formed global organization responsible for overseeing sales, marketing, operations and the alignment of resources to small businesses and midsize companies. Under the leadership of Hans-Peter Klaey, president of SAP’s SME organization, SAP has aligned its team to support a growing

SAP Announces Preliminary 2007 First Quarter Results	Page 7
focus on the market segment over the years come and to create additional opportunities for both customers and partners.
•	On January 30, 2007, SAP announced that more than 1,000 customers are live on SAP ERP 2005—the latest release of SAP’s enterprise resource planning (ERP) application. The milestone marks the fastest adoption rate of an ERP release in the Company’s history.
•	On January 24, 2007, SAP revealed plans for a next-generation solution designed to reshape the way midsize companies purchase, adopt and finance software applications. Complementing SAP’s existing portfolio for midsize companies, the solution will leverage “enterprise SOA by design” and will be available to customers through on-demand and hosted delivery. To more efficiently reach untapped midmarket segments, SAP announced plans to invest in an additional business model that will operate in parallel with its established business.
•	On January 16, 2007, SAP introduced the next version of its SAP All-in-One solutions, with significant enhancements to provide midsize companies with greater agility in managing their businesses. SAP also introduced programs and tools to make it easier for its worldwide network of channel partners to immediately evolve existing SAP All-in-One solutions and build new solutions to address additional industry segments.
Webcast/Supplementary Financial Information
SAP senior management will host a conference call today at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference call will be web cast live on the Company’s website at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software*. More than 39,000 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small and midsize enterprises to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP Announces Preliminary 2007 First Quarter Results	Page 8
Copyright © 2007 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Steve Bauer +1 610 661-3951, steve.bauer@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
(tables to follow)

SAP Announces Preliminary 2007 First Quarter Results	Page 9
Consolidated Income Statements
SAP Group 1st Quarter
PRELIMINARY AND UNAUDITED
(€ millions)

	Q1 2007	Q1 2006	Δ
Software revenue	563	514	10%
Support revenue	917	850	8%
Subscription and other software related service revenue	39	24	63%
Software and software related service revenue	1,519	1,388	9%
Consulting revenue	518	535	-3%
Training revenue	94	89	6%
Other service revenue	28	22	27%
Professional services and other service revenue	640	646	-1%
Other revenue	7	7	0%
Total revenue	2,166	2,041	6%

Cost of software and software related services	-292	-271	8%
Cost of professional services and other services	-505	-505	0%
Research and development	-339	-311	9%
Sales and marketing	-480	-439	9%
General and administration	-119	-110	8%
Other operating income/expense, net	2	4	-50%
Total operating expenses	-1,733	-1,632	6%

Operating income	433	409	6%

Other non-operating income/ expense, net	-3	-17	-82%
Financial income, net	36	36	0%
Income before income taxes	466	428	9%

Income taxes	-156	-146	7%
Minority interest	0	0	N/A
Net income	310	282	10%

Basic earnings per share (in €)	0.26	0.23	10%
Weighted average number of shares (in thousands) treasury stock excluded	1,214,076	1,235,617

Effective tax rate	33.5%	34.1%

SAP Announces Preliminary 2007 First Quarter Results	Page 10
CONSOLIDATED BALANCE SHEETS PRELIMINARY and UNAUDITED
(€ millions)

	03/31/2007	12/31/2006	Δ	Δ
Assets
Cash and cash equivalents	2,665	2,399	266	11%
Short-term investments	1,167	931	236	25%
Accounts receivables, net	2,373	2,440	-67	-3%
Other assets, inventories	371	371	0	0%
Deferred income taxes	118	108	10	9%
Prepaid expenses/deferred charges	102	75	27	36%
Current assets	6,796	6,324	472	7%
Goodwill, Intangible assets, net	1,248	1,250	-2	0%
Property, plant, and equipment, net	1,234	1,206	28	2%
Investments	92	95	-3	-3%
Accounts receivable, net	2	3	-1	-33%
Other assets	475	533	-58	-11%
Deferred income taxes	72	69	3	4%
Prepaid expenses/deferred charges	25	23	2	9%
Noncurrent assets	3,148	3,179	-31	-1%
Total assets	9,944	9,503	441	5%

	03/31/2007	12/31/2006	Δ	Δ
Liabilities, Minority interests and Shareholders’ equity
Accounts payable	541	610	-69	-11%
Income tax obligations	207	297	-90	-30%
Other liabilities, provisions	1,092	1,461	-369	-25%
Deferred income	1,461	405	1,056	261%
Current liabilities	3,301	2,773	528	19%
Accounts payable	7	34	-27	-79%
Income taxes obligations	102	83	19	23%
Other liabilities, provisions	384	412	-28	-7%
Deferred income	68	55	13	24%
Total liabilities	3,862	3,357	505	15%
Minority interests	9	10	-1	-10%
Shareholders’ equity	6,073	6,136	-63	-1%
Total Liabilities, Minority interests and Shareholders’ equity	9,944	9,503	441	5%
Days Sales Outstanding	67	68

SAP Announces Preliminary 2007 First Quarter Results	Page 11
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, (€ millions)
(PRELIMINARY AND UNAUDITED)

	2007	2006
Net income	310	282
Minority interests	0	0
Income before minority interests	310	282
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
Depreciation and amortization	56	54
Loss (income) from equity investees	1	0
Gains on disposal of property, plant, and equipment	-1	-1
Gains on disposal of investments	-1	0
Writeups/downs of financial assets	-1	0
Impacts of STAR hedging	12	-55
Stock-based compensation including income tax benefits	-22	63
Change in accounts receivables	48	169
Change in accrued and other liabilities	-558	-578
Deferred income taxes	-11	4
Change in other assets	-77	-107
Change in deferred income	1,092	1,027
Net cash provided by operating activities	848	858
Business combinations, net of cash and cash equivalents acquired	-17	-150
Purchase of intangible assets and property, plant, and equipment	-79	-63
Proceeds from disposal of intangible assets and property, plant and equipment	5	7
Purchase of investments	-471	-746
Sales of investments	225	715
Purchase of other financial assets	-4	-4
Sales of other financial assets	4	3
Net cash used in investing activities	-337	-238
Purchase of treasury stock	-339	-428
Proceeds from reissuance of treasury stock	18	111
Proceeds from issuance of common stock (Stock-based compensation)	1	36
Proceeds from short-term and long-term debt	13	29
Repayments of short-term and long-term debt	-10	-23
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	75	57
Purchase of equity-based derivative instruments (STAR hedge)	0	-53
Net cash used in financing activities	-242	-271
Effect of foreign exchange rates on cash and cash equivalents	-3	-1
Net increase in cash and cash equivalents	266	348
Cash and cash equivalents at the beginning of the period	2,399	2,064
Cash and cash equivalents at the end of the period	2,665	2,412

SAP Announces Preliminary 2007 First Quarter Results	Page 12
Footnotes
1) Non-GAAP Measures
This press release discloses certain financial measures, such as free cash flow, and constant currency period-over-period changes in revenue and operating income, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP measures. Our non-GAAP measures may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP measures are reconciled to the nearest U.S. GAAP measure in this report.
FREE CASH FLOW
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
Reconciliation three months ended March 31
€ millions | unaudited

	2007	2006
Net cash provided by operating activities	848	858
Additions to long-lived assets excluding additions from acquisitions	79	63
Free cash flow	769	795
CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES
We believe it is important for investors to have information that provides insight into our sales growth. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both growth in sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating sales volume growth, we present information about our revenue growth and various values and components relating to operating income that are

SAP Announces Preliminary 2007 First Quarter Results	Page 13
adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
Constant currency period-over-period changes should be considered in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income or other measures of financial performance prepared in accordance with U.S. GAAP.
Constant currency year-over-year changes in revenue and operating income reconcile to the respective unadjusted year-over-year changes as follows:
Reconciliation 1st Quarter
in %

	Percentage change	Constant currency
	from 2006 to 2007	percentage change	Currency
	as reported	from 2006 to 2007	effect
	%	%	%
Software revenue	10	16	-6
Support revenue	8	12	-4
Subscription and other software related service revenue	63	70	-7
Software and Software Related Service Revenue	9	15	-6
Consulting revenue	-3	1	-4
Training revenue	6	10	-4
Other service revenue	27	32	-5
Professional Services and Other Service Revenue	-1	3	-4
Other revenue	0	10	-10

SAP Announces Preliminary 2007 First Quarter Results	Page 14

	Percentage change	Constant currency
	from 2006 to 2007	percentage change	Currency
	as reported	from 2006 to 2007	effect
	%	%	%
Total revenue	6	11	-5
Software revenue:
EMEA region	8	9	-1
Americas region	11	22	-11
Asia Pacific Japan region	10	16	-6
Software revenue	10	16	-6
Software and Software Related Service Revenue by Region1):
Germany	4	4	0
Rest of EMEA region	12	14	-2
EMEA region	9	10	-1
United States	13	24	-11
Rest of Americas region	9	18	-9
Americas region	12	22	-10
Japan	-5	6	-11
Rest of Asia Pacific Japan region	8	12	-4
Asia Pacific Japan region	4	10	-6
Software and Software Related Service Revenue	9	15	-6
Total Revenues by Region1):
Germany	4	4	0
Rest of EMEA Region	10	11	-1
EMEA region	7	8	-1
United States	5	15	-10
Rest of Americas region	5	15	-10
Americas region	5	15	-10
Japan	-7	3	-10
Rest of Asia Pacific Japan region	11	15	-4

SAP Announces Preliminary 2007 First Quarter Results	Page 15

	Percentage change	Constant currency
	from 2006 to 2007	percentage change	Currency
	as reported	from 2006 to 2007	effect
	%	%	%
Asia Pacific Japan region	4	11	-7
Total revenue	6	11	-5

1)	Based on customer location
2) As stated in its January 24, 2007 press release, the Company disclosed that it accommodated a US customer with a modification of contracts signed between SAP and this customer prior to 2006 (1997 — 2005). This accommodation entered into by the end of September, 2006 resulted in a reduction of license revenues by €31 million for the third quarter of 2006, but it did not impact the value of licenses sold in the US in 2006. In January, the Company stated that it expected to reinstate a portion of the €31 million of software revenue with this US customer in the first quarter of 2007. In the first quarter of 2007, the Company reinstated in software revenue €19 million of the €31 million reduction from the third quarter of 2006. The Company does not expect to recover any further software revenue amounts.
3) Core Enterprise Applications Vendor Share
Beginning in the first quarter of 2007, the Company began using software and software related service revenues for defining Core Enterprise Application Vendor Share because the Company believes that this is the most important indicator for vendor share oriented analysis with the realignment of its income statement structure. Prior to the first quarter of 2007, the Company had been using software revenues for defining Core Enterprise Application Vendor Share.
The Company provides share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $34.8 billion in software and software related service revenues as defined by the Company based on industry analyst research. For 2007, industry analysts project approximately 7% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 7% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 25) of Core Enterprise Application vendors.